                                INDEX TO FINANCIAL STATEMENTS



                                                                         PAGE

Independent Auditor's Report                                              F-2

Balance Sheet - As of January 31, 1999                                    F-3

Statements of Operations and Comprehensive Loss - For the Fiscal
      Years Ended January 31, 1999 and January 25, 1998                   F-4

Statement of Changes in Stockholders' Equity - For the Fiscal
      Years Ended January 25, 1998 and January 31, 1999                   F-5

Statements of Cash Flows - For the Fiscal Years Ended January 31,
      1999 and January 25, 1998                                           F-6

Notes to Financial Statements                                             F-7

                                INDEPENDENT AUDITOR'S REPORT





Board of Directors and Stockholders
Premier Concepts, Inc.
Denver, Colorado


We have audited the accompanying balance sheet of Premier Concepts, Inc. as of January 31, 1999, and the related statements of operations and comprehensive loss, changes in stockholders' equity, and cash flows for the fiscal years ended January 31, 1999 and January 25, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial state-ments. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Premier Concepts, Inc., as of January 31, 1999, and the results of its operations and its cash flows for the fiscal years ended January 31, 1999 and January 25, 1998, in conformity with generally accepted accounting principles.




HEIN + ASSOCIATES LLP

Denver, Colorado
April 2, 1999

                                   PREMIER CONCEPTS, INC.

                                        BALANCE SHEET
                                      January 31, 1999


                                           ASSETS
                                           ------
CURRENT ASSETS:
      Cash and cash equivalents                                    $  221,273
      Merchandise inventories                                       1,975,595
      Prepaid expenses and other                                       97,295
                                                                    ----------

            Total current assets                                    2,294,163

PROPERTY AND EQUIPMENT, net                                         2,699,376

OTHER ASSETS:
      Trademarks, net of accumulated amortization of $80,967           63,033
      Other                                                            80,132
                                                                   ----------
TOTAL ASSETS                                                       $5,136,704
                                                                   ==========
                            LIABILITIES AND STOCKHOLDERS' EQUITY
                            ------------------------------------

CURRENT LIABILITIES:
      Notes payable and current portion of long-term debt          $  683,110
      Accounts payable                                                965,189
      Accrued liabilities                                             584,461
                                                                    ----------
            Total current liabilities                               2,232,760

LONG-TERM DEBT, less current portion                                   49,032
DEFERRED RENT                                                         201,244
                                                                    ----------

            Total liabilities                                       2,483,036
                                                                    ----------
COMMITMENTS (Note 5)

STOCKHOLDERS' EQUITY:
      Preferred stock, $.10 par value, 20,000,000 shares
            authorized; no shares issued and outstanding                  -
      Common stock, $.002 par value; 850,000,000 shares
            authorized; 887,513 shares issued and outstanding          1,775
      Additional paid-in capital                                   5,660,263
      Accumulated deficit                                         (3,008,370)
                                                                  ----------

            Total Stockholders' Equity                             2,653,668
                                                                  ----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                     $   5,136,704
                                                                  ==============

                    See accompanying notes to these financial statements.


                                   PREMIER CONCEPTS, INC.

                       STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS


                                                             For the Fiscal
                                                              Years Ended
                                                 -------------------------------
                                                 January 31,        January 25,
                                                    1999                1998
                                                 --------------     ------------
Net Revenues:
      Retail                                     $  12,541,042     $12,522,531
      Wholesale                                        164,560          56,152
                                                 -------------      ------------
                  Total revenues                    12,705,602      12,578,683

Cost of Goods Sold                                   4,158,271       3,816,330
                                                 -------------      ------------
      Gross margin                                   8,547,331       8,762,353

Operating Expenses:
      Personnel                                      4,110,433       3,999,162
      Occupancy                                      2,935,159       2,832,770
      Other selling, general and
        administrative                               1,937,245       1,937,947
      Depreciation and amortization                     501,697        448,620
      Store closing costs                               114,370         27,884
                                                 -------------       -----------
                  Total operating expenses           9,598,904       9,246,383
                                                 -------------       -----------

Operating Loss                                      (1,051,573)      (484,030)

Other Income (Expense):
      Interest expense, net                             (44,427)     (101,883)
      Other                                              36,312        37,738
                                                 -------------       ---------
            Other income (expense), net                 (8,115)       (64,145)
                                                 -------------        ----------
Income (Loss) Before Income Tax Expense             (1,059,688)      (548,175)

      Deferred income tax expense                       -             (39,000)
                                                 --------------      -----------
Net Loss and Comprehensive Loss                  $  (1,059,688)      $(587,175)
                                                 ==============      ===========


Net Loss Per Common Share (Basic and
      Diluted)                                   $       (1.19)     $    (.80)
                                                 ===============    ============

Weighted Average Common Shares
      Outstanding (Basic and Diluted)                  887,513         735,745
                                                 ===============    ============




                    See accompanying notes to these financial statements.

                                   PREMIER CONCEPTS, INC.

                        STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
              FOR THE FISCAL YEARS ENDED JANUARY 25, 1998 AND JANUARY 31, 1999

                                                                               ADDITIONAL
                               PREFERRED STOCK           COMMON STOCK            PAID-IN   ACCUMULATED   TOTAL
                               ---------------           ------------            CAPITAL     DEFICIT     -----
                               SHARES      AMOUNT      SHARES     AMOUNT       -----------  ---------
                               ------    ------   ------           ------

Balances, January 26,
      1997                    416,670     $ 41,667     280,084   $  560        $2,316,683 $(1,361,507) $  997,403

  Proceeds from sale
   of units in public
   offering, net                   -          -        550,000      1,100       3,269,393      -     3,270,493
  Conversion of
   preferred stock          (416,670)   (41,667)        51,020        102          41,565      -           -
  Shares issued to
      employees                    -        -            6,325         12          32,125      -        32,137
  Shares issued under
      employee stock
      purchase plan                -        -               84          1             497      -           498
  Net loss                         -        -               -          -               -     (587,175) (587,175)
                              ---------   ---------    ---------   ---------   -----------   --------- ----------
Balances, January 25,
      1998                         -        -          887,513      1,775       5,660,263   (1,948,682) 3,713,356

   Net loss                        -        -          -               -               -    (1,059,688)(1,059,688)
                              ---------   ---------    ---------   ---------   ---------    ----------- ---------

Balances, January 31,
      1999                         -    $   -          887,513      $1,775     $5,660,263  $(3,008,370) $2,653,668
                              ========    ========     ========    ======      ==========  ============ ==========


                    See accompanying notes to these financial statements.

                                   PREMIER CONCEPTS, INC.

                                  STATEMENTS OF CASH FLOWS

                                                         For the Fiscal
                                                          Years Ended
                                                   --------------------------
                                                  January 31,       January 25,
                                                     1999              1998
                                                 -----------       -----------
Cash Flows from Operating Activities:
      Net loss                                   $(1,059,688)      $(587,175)
      Adjustments to reconcile net
            loss to net cash from operating
            activities:
            Depreciation and amortization            501,697         448,620
            Store closing costs                       77,586          27,884
            Stock compensation to employees             -             32,137
            Gain on settlements of debt                 -             (3,420)
            Deferred tax asset                          -             39,000
            Other, net                                  -             38,026
      Changes in operating assets and
            liabilities:
            (Increase) decrease in:
                 Merchandise inventories             332,244        (558,196)
                 Other assets                        184,128        (138,891)
            Increase (decrease) in:
                 Accounts payable and accrued
                  liabilities                        276,994        (186,122)
                  Other liabilities                   39,398          58,607
                                                  -----------       ----------
            Net cash provided by (used in)
                  operating activities               352,359        (829,530)

Cash Flows from Investing Activities -
      Capital expenditures for property and
            equipment                               (835,347)       (864,520)

Cash Flows from Financing Activities:
      Proceeds from sales of marketable
            securities                                 -               7,116
      Deferred offering costs                          -            (186,717)
      Proceeds from issuance of common stock           -           3,883,131
      Proceeds from issuance of notes payable        610,000              -
      Payment on notes payable                      (711,788)     (1,415,006)
                                                  -----------       ---------
           Net cash provided by (used in)
            financing activities                    (101,788)       2,288,524
                                                   -----------     ----------

Increase (Decrease) in Cash and Cash
      Equivalents                                   (584,776)         594,474

Cash and Cash Equivalents, beginning of
      period                                         806,049          211,575
                                                  -----------       ----------

Cash and Cash Equivalents, end of period          $  221,273        $ 806,049
                                                   ===========       ==========

Supplemental Schedule of Cash Flow
      Information -     Cash paid for interest    $   72,203        $ 147,614
                                                   ===========       ==========

Supplemental Non-Cash Financing Activity -
      Conversion of accounts payable to note
            payable                               $  122,000        $     -
                                                  ===========       ===========

                    See accompanying notes to these financial statements.

1.    NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES:

      NATURE OF OPERATIONS - Premier Concepts, Inc. (the "Company") was incorporated in the state of Colorado in 1988. During 1993, the Company acquired certain real estate located in a limited stakes gaming city in Colorado, which were exchanged during 1993 for common stock of Global Casinos, Inc. (Global), a company which had two common directors (see Note 2). During 1994, the Company purchased out of bankruptcy certain assets and liabilities of American Fashion Jewels, Inc. (Impostors) and, in a separate transaction, Mirage Concepts, Inc. (Mirage), both of which are retail chains of reproduction jewelry stores. As of January 31, 1999, the Company operated 36 retail stores with a geographic concentration of stores in California, including one store in San Francisco, California that accounted for approximately 11% total revenues during the fiscal years ended January 31, 1999 and January 25, 1998.

      LIQUIDITY - The Company's business strategy has been to grow the retail chain in profitable markets as to leverage its name and goodwill to achieve additional distribution for its products. The Company is not in compliance on all financial covenants on its principal debt, however, is currently negotiating a renewal of the note. Although it has approximately $60,000 in working capital and has incurred over $1.5 million in operating losses over the last two years, measures are being taken to return the Company to profitability. Those measures include closing unprofitable stores and restructuring store operations through the enhancement of executive and senior management. Subsequent to the fiscal year-end, the Company raised over $220,000 in a private equity funding. The Company is negotiating with a bank to renew a note payable that is due on May 28, 1999.

      Although management cannot assure that future operations will be profitable nor that additional debt and/or equity capital will be raised, it believes that its capital resources will be adequate to maintain and realize its business strategy. Should, however, losses continue or the Company be unable to refinance its note agreement, it could adversely affect future operations.

      FISCAL YEAR - The Company's year is a 52/53-week period ending on the
      last Sunday in January.   Fiscal years ended January 31, 1999 (fiscal
      1999) and January 25, 1998 (fiscal 1998) contained 371 and 364 days of activity, respectively.

      CASH EQUIVALENTS - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

      INVENTORIES - Inventories consist primarily of merchandise which is held for resale. Inventories are stated at the lower of cost or market, as calculated using the average-cost method.

      PROPERTY AND EQUIPMENT - Property and equipment is stated at cost. Depreciation is computed over the lesser of the lease term on each location that the assets reside or the estimated useful lives of the assets using the straight-line method generally over a 5 to 10-year period. Leasehold improvements are amortized on the straight-line method over the lesser of the lease term or the useful life. Expenditures for ordinary maintenance and repairs are charged to expense as incurred. Upon retirement or disposal of assets, the cost and accumulated depreciation are eliminated from the account and any gain or loss is reflected in the statement of operations.

      TRADEMARKS - A portion of the Impostors purchase price was allocated to trademarks (see Note 2). This cost is being amortized over 10 years.

      DEFERRED RENT - Many of the Company's store leases contain predetermined fixed escalations of the minimum rentals during the initial term. For these leases, the Company recognizes the related rental expense on a straight-line basis and records the difference as deferred rent.

      FAIR VALUE OF FINANCIAL INSTRUMENTS - The estimated fair values for financial instruments are determined at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The carrying amounts of accounts payable and accrued liabilities approximate fair value. The fair value of certain notes payable is less than their carrying value as generally their interest rates are lower than the Company's current effective annual borrowing rate, however, the difference is not considered significant.

      LICENSE AGREEMENTS - The Company grants license agreements to entities for the use of the Impostors' name. License fees are recognized as income on a straight-line basis over the term of the agreement.

      INCOME TAXES - The Company accounts for income taxes under Statement of Financial Accounting Standards (SFAS) No. 109 which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined, based on the difference between the financial statements and tax bases of asset and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

      USE OF ESTIMATES - The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.


      IMPAIRMENT OF LONG-LIVED ASSETS AND TRADEMARKS - In the event that facts and circumstances indicate that the cost of assets or other assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is required. No impairment has been taken for the year ended January 31, 1999 or January 25, 1998.

      COMPREHENSIVE LOSS - Comprehensive loss is defined as all changes in stockholders' equity, exclusive of transactions with owners, such as capital investments. Comprehensive loss includes net loss, changes in certain assets and liabilities that are reported directly in equity such as translation adjustments on investments in foreign subsidiaries, and certain changes in minimum pension liabilities. The Company's comprehensive loss was equal to its net loss for all periods presented in these financial statements.

      STOCK-BASED COMPENSATION - As permitted under the SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, the Company accounts for its stock-based compensation in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. Certain pro forma net income and EPS disclosures for employee stock option grants are also included in the notes to the financial statements as if the fair value method as defined in SFAS No. 123 had been applied. Transactions in equity instruments with non-employees for goods or services are accounted for by the fair value method.

      IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS - In 1998, SFAS Nos. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES and No. 134, ACCOUNTING FOR MORTGAGE-BACKED SECURITIES RETAINED AFTER THE SECURITIZATION OF MORTGAGE LOANS HELD FOR SALE BY A MORTGAGE BANKING ENTERPRISES were issued. These pronouncements are not expected to impact the Company.

      RECLASSIFICATION - Certain reclassifications have been made to conform fiscal 1998 financial statements to the presentation in fiscal 1999. The reclassification had no effect on net income.

2.    DISPOSITIONS:

      In 1993, the Company exchanged its ownership in certain real estate and a note receivable for 2,500,000 and 200,000 shares of common stock, respectively, in Global, of which 2,409,700 shares of Global's common stock were distributed to stockholders' of the Company during 1993. The remaining 290,300 shares were held by the Company, which represents less than 5% of Global's outstanding common stock. After distributing the Global common stock to the Company's stockholders, there remained substantial liabilities to uncollateralized creditors related to prior activities of the Company. As of January 31, 1999 and January 25, 1998, the Company had accounts payable of approximately $40,000 that related to the prior activities of the Company.

3.    PROPERTY AND EQUIPMENT:

      At January 31, 1999, property and equipment consists of the following:


      Furniture, fixtures and equipment                      $      1,725,840
      Leasehold improvements                                        2,449,160
                                                             ---------------
                                                                    4,175,000
      Less accumulated depreciation and
            amortization                                          (1,475,624)
                                                             ---------------

                                                             $      2,699,376
                                                             ===============

      Related depreciation and amortization expense for the years ended January 31, 1999 and January 25, 1998 was $489,298 and $436,180,
      respectively.


4.    NOTES PAYABLE AND LONG-TERM DEBT:

      At January 31, 1999, notes payable and long-term debt consist of the following:

                  Note payable to a bank, interest payable monthly at prime rate plus .75%, (8.5% at January 31, 1999), one principal payment of $112,000 due December 1998 and the remaining balance due May 1999, collateralized by cash and inventory. As of January 31, 1999, the Company was not in compliance on all financial covenants and on the principal payment due December 1998. Subsequent to fiscal year-end, the December 1998 payment of $112,000 was made to the bank.
                                                                   $ 560,000

                  Note payable to an entity for services
                  rendered in connection with the build-out of
                  the Company's store in West Nyack, New York.
                  Payable in monthly installments of $5,000
                  (single payment of $35,000 due January 1,
                  2000) including interest at 10%, maturing in
                  November 2000.
                                                                     122,000

                  Notes payable to creditors of Impostors from
                  bankruptcy  settlement, payable in monthly
                  installments plus accrued interest at 6% to
                  8%, over variable terms through December
                  1999.  A note totaling $35,000 is guaranteed
                  by former  stockholders of the Company.
                                                                      50,142
                                                                  ----------
                                                                     732,142
                  Less current portion                              (683,110)
                                                                   ----------

                                                                   $  49,032
                                                                   ==========

      Principal payments on the above obligations at January 31, 1999 are due as follows:

            2000                                                   $ 683,110
            2001                                                      49,032
                                                                   ----------

                                                                   $ 732,142
                                                                  ==========

      On December 27, 1996, the Company completed the sale of $1,120,000 in Convertible Notes and 100,000 Class B Warrants, realizing net proceeds of $1,041,600. From the net proceeds, the Company utilized $624,325 to redeem an aggregate of 94,590 shares of Common Stock and 16,250 Class C Warrants from certain former security holders. The Company retired the Convertible Notes from the proceeds of the public offering which occurred April 25, 1997.

      Each Class B warrant entitled the holder to purchase one share of common stock at a price or $10. Upon completion of the public offering (see Note 6), each Class B warrant was automatically exchanged for two Class A warrants.

5.    COMMITMENTS:

      LEASE COMMITMENTS - The Company leases its offices and retail facilities under operating leases for terms expiring at various dates from 1999 to 2012. The corporate office lease has been guaranteed by a director and certain former directors of the Company. The aggregate minimum annual lease payments under leases for the fiscal years are as follows:

            2000                                                 $ 2,289,844
            2001                                                   2,126,167
            2002                                                   1,992,637
            2003                                                   1,449,303
            Thereafter                                             4,112,785
                                                                  -----------
            Total minimum lease payments                         $11,970,736
                                                                 ============

      Most leases also provide for payment of operating expenses, real estate taxes and in some cases for additional rent based on a percentage of sales. Rental expense was $2,935,159 and $2,832,770 for the years ended January 31, 1999 and January 25, 1998, respectively.


6.    Stockholders' Equity:

      COMMON SHARES - In January 1999, the Company's stockholders approved a 1 for 2 reverse stock split at a future date at the discretion of the Company. In April 1999, the Company's Board of Directors approved the reverse split effective immediately. Accordingly, all common stock reflected in the accompanying financial statements and notes reflect this reverse split for all periods presented.

      PUBLIC OFFERING - In April 1997, the Company completed a secondary public offering of 550,000 units and received net proceeds of $3,270,493. Each unit sold for $7.80 and consisted of one share of common stock and one redeemable warrant. The common stock and redeemable warrants began trading separately after the offering. Two redeemable warrants entitle the holder to purchase one share of common stock at a price of $10.00 through April 21, 2000, unless extended by the Company. The warrants are redeemable under certain circumstances by the Company. In connection with this offering, the underwriter received an option to purchase 55,000 shares of common stock and 55,000 warrants at $9.00 per share and $.36 per share, respectively. This option is exercisable through April 2001. Also in connection with this offering, the underwriter received and exercised an over-allotment option to purchase 82,500 warrants at $.30 per warrant on the same terms as described above. No redeemable warrants have been exercised as of January 31, 1999.

      PREFERRED STOCK - The Board of Directors has authority to divide the class of the preferred stock into series and to fix and determine the relative rights and preferences of the shares of any such series as permitted by the Company's articles of incorporation at the time of designation.

      During June 1996, the Company sold 208,335 units at $1.20 per unit in a private offering. Each unit included two shares of Series A Convertible Preferred Stock and one warrant. Ten warrants entitled the holder to purchase one share of common stock at $10 per share and were exercisable through June 1998. Each share of Series A Preferred Stock was entitled to $.051 per annum cumulative dividends and was convertible commencing in June 1997 at a rate of 10 shares of preferred stock for one share of common stock. Upon completion of the public offering in April 1997, the preferred shares were automatically converted into 51,020 shares of common stock and five warrants were automatically exchanged for one redeemable warrant offered in the public offering.

      EMPLOYEE STOCK PURCHASE PLAN - In June 1995, the Company adopted a qualified Employee Stock Purchase Plan (ESPP). The Company has been authorized through the ESPP to offer up to 10,000 shares per year over a three-year term which expired in fiscal 1999, or a total of 30,000 shares, to the Company's employees. The ESPP includes certain restrictions which preclude participation by part-time employees and employees owning 5% or more of the Company's common stock. The purchase price for the shares may not be less than 85% of the market value of the stock on either the enrollment date or the exercise date as those terms are defined in the ESPP. For the years ended January 31, 1999 and January 25, 1998, -0- and 84 shares, respectively, of common stock have been issued under the ESPP.

      STOCK OPTIONS - In 1993, the Company adopted the 1993 Incentive Stock Option Plan (the "Plan") which provides for the Company to grant options to purchase up to 115,000 shares of the Company's common stock to officers, employees, and directors of the Company. In fiscal 1999, the Company increased the number of authorized shares to 165,000. Pursuant to the Plan, the Company may grant incentive stock options (intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended) and non-qualified stock options.

      Incentive and non-qualified stock options may not be granted at an exercise price of less than the fair market value of the common stock on the date of grant (except for holders of more than 10% of common stock, whereby the exercise price must be at least 110% of the fair market value at the date of grant for incentive stock options). The term of the options may not exceed 10 years. Under a formula approved by the Board of Directors, each outside director is automatically granted stock options on their anniversary date for each full year of service for the purchase of 5,000 shares of common stock at a price equal to 100% of the fair market value of the Company's common stock at the date of grant. Each option is exercisable one year after the date of grant and expires two years thereafter. At January 31, 1999, the Company had granted options under the Plan to purchase 125,000 shares of which 107,500 options are vested and the balance will vest over the next year. Options outstanding for the Plan at January 31, 1999 have exercise prices that range from $1.00 to $7.00.

      During fiscal 1996, the Company issued to directors of the Company options outside the Plan to purchase 12,500 shares of common stock. In addition, the Company granted to directors of the Company 6,000 options to purchase common stock in return for guaranteeing the Company's corporate office lease. These options have an exercise price of $5.00 per share and expire in fiscal 2001.


      The following is a table of activity of the Plan:

                                   Fiscal 1999               Fiscal 1998
                                         Weighted                    Weighted
                                         Average                     Average
                             Number      Exercise          Number    Exercise
                           of Shares       Price          of Shares    Price

                           ---------     --------         ---------  --------

Outstanding, beginning of
    year                    115,500       $5.528           66,500    $4.672
    Granted to:
      Employees                 -           -              39,000     6.680
      Directors              15,000        1.166           15,000     6.334
    Forfeited                (5,500)       5.068           (5,000)    6.636
                             --------     -------         -------   -------
Outstanding, end of year    125,000       $5.026          115,500    $5.528
                           ==========     ========        =======    =======


For all options granted during fiscal 1999 and 1998, the weighted average market price of the Company's common stock on the grant date was approximately equal to the weighted average exercise price. The fair market value of the Company's common stock is determined by the quoted closing price on the date of grant. The weighted average contractual life for all options as of January 31, 1999 was approximately 2.2 years, with the exercise prices ranging from $1.00 to $7.00. At January 31, 1999, options for 126,000 shares were exercisable and options for the remaining shares become exercisable pro rata through fiscal 2000. If not previously exercised, all options outstanding at January 31, 1999, will expire as follows:


                                                                      Weighted
                                                                      Average
                                                    Number            Exercise
    Fiscal Years                                    of Shares          Price
    ----------                                      ---------         ---------

    2000                                             12,500            $6.700
    2001                                             26,000             4.880
    2001                                             15,000             5.000
    2002                                             50,000             4.500
    2002                                             15,000             1.166
    2003                                             25,000             6.500
                                                    --------          --------
                                                    143,500            $5.022

                                                    ========          ========



    PRO FORMA STOCK-BASED COMPENSATION DISCLOSURES - The Company applies APB Opinion 25 and related interpretations in accounting for its stock options which are granted to employees. Accordingly, no compensation cost has been recognized for grants of options to employees since the exercise prices were not less than the fair value of the Company's common stock on the grant dates. Had compensation cost been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Company's net loss and loss per share would have been increased to the pro forma amount indicated below.


                                                    Fiscal Years Ended
                                             --------------------------------
                                             January 31,          January 25,
                                                 1999               1998
                                             --------------------------------

Net loss applicable to common
    shareholders:
         As reported                         $ (1,059,688)        $ (587,175)
         Pro forma                           $ (1,111,468)        $ (772,750)
Net loss per common share
    (basic) and diluted:
         As reported                         $     (1.19)         $      (.80)
         Pro forma                           $     (1.25)         $     (1.05)


For purposes of this disclosure, the weighted average fair value of the options granted in fiscal 1999 and fiscal 1998 was $.900 and $4.086, respectively. The fair value of each employee option granted in fiscal years 1999 and 1998, was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:


                                                    Fiscal Years Ended
                                             --------------------------------
                                             January 31,          January 25,
                                                 1999                1998
                                             --------------------------------

Expected volatility                                 133%               81%
Risk-Free interest rate                             4.2%               6.1%
Expected dividends                             -                       -
Expected terms (in years)                       3                       3.5



7.  INCOME TAXES:

The Company's actual effective tax rate differs from U.S. Federal corporate income tax rate of 34% as follows for the fiscal years ended:

                                             January 31,           January 26,
                                                  1999                1998

Statutory rate                               (34.0%)                  (34.0%)
State income taxes, net of Federal
    income tax benefit                        (3.3%)                   (3.3%)
Increase (reduction) in valuation
    allowance related to of net
    operating loss carryforwards and
    change in temporary differences           37.3%                    37.3%
                                             -------                  -------
                                                 0%                       0%
                                             =======                  =======

The components of the net deferred tax asset recognized as of January 31, 1999 are as follows:

Deferred tax assets (liabilities):
    Current -
         Capitalized inventory                                     $  86,000
    Non-current -
         Net operating loss carryforwards                            371,000
         Other                                                        37,000
    Valuation allowance                                             (494,000)
                                                                 ------------

         Net deferred tax asset                                    $      -
                                                                 ============

The valuation allowance was $236,000 at January 25, 1998 increased by $258,000 for the year ended January 31, 1999.

At January 31, 1999, the Company had net operating loss carryforwards for Federal tax purposes of approximately $995,000. Certain of the loss carryforwards are subject to restrictions due to a greater than 50% change in ownership in prior years. The loss carryforwards, unless utilized, will expire from 2009 through 2019.

8.  SUBSEQUENT EVENT (UNAUDITED):

Subsequent to January 31, 1999, the Company received $220,769 from an entity for 176,615 shares of the Company's common stock. Concurrent with this transaction, the entity also received the right to elect one member to the Company's Board of Directors.

The Company has also agreed to a second funding with the same entity, at the option of either the Company or the entity, and subject to shareholder approval, to receive $279,231 for convertible preferred stock. The preferred stock will be converted into shares of common stock at $1.25 per share. Upon completion of the second funding, the Company will issue the entity as a financing fee a warrant to purchase 25,000 shares of common stock at an exercise price of $1.25 per share and exercisable for three years. If the second funding does not occur, the Company will issue a warrant with reduced shares of common stock in proportion to the total funding (approximately 11,039 shares).